Exhibit 99.1
Stellantis Reports Strong Growth in Q3 2022 Net Revenues, Up 29%
Full-Year Guidance Confirmed

•Net revenues reached €42.1 billion, up 29% compared to Q3 2021, mainly reflecting higher volumes, continued strong net pricing and favorable FX translation effects
•Consolidated shipments(1) of 1,281k units, up 13% y-o-y, primarily due to improvement in semiconductor order fulfillment versus Q3 2021
•Total new vehicle inventory of 926k units at September 30, 2022. Company inventory of 275k units, up 179k units from December 31, 2021, primarily in Enlarged Europe due to logistics challenges
•Global BEV sales increased 41% versus Q3 2021

"Buoyed by the enthusiastic response to our Dodge and Jeep EV Days over the summer, and our Q3 global BEV sales increasing 41% year-over-year, we are executing our Dare Forward 2030 electrification roadmap at a fast pace to meet the strong demand for electrified vehicles. We look forward to CES 2023 in January in Las Vegas, where the Ram 1500 Revolution BEV Concept will make its worldwide debut."
Richard Palmer, CFO

All-New Jeep Avenger BEV

RESULTS FROM CONTINUING OPERATIONS
	Q3 2022	Q3 2021	Q3 2022 vs. Q3 2021	YTD 2022	YTD 2021 Pro Forma(2)	YTD 2022 vs. YTD 2021 Pro Forma(2)	YTD 2021

Combined shipments (000 units)	1,334	1,176	+13%	4,367	4,450	(2)%	4,356
Consolidated shipments (000 units)	1,281	1,131	+13%	4,215	4,302	(2)%	4,210
Net revenues (€ billion)	42.1	32.6	+29%	130.1	107.9	+21%	105.2

FY 2022 GUIDANCE - CONFIRMED Adjusted Operating Income Margin(3) Double-Digit Industrial Free Cash Flows(4) Positive
2022 INDUSTRY OUTLOOK(5)*
North America -8%
Enlarged Europe -12%
Middle East & Africa Stable
South America Stable
India & Asia Pacific +5%
China +5% (from Stable)
*2022 Industry Outlook changed for China compared to outlook provided on July 28 '22

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Basis of preparation: All reported data is unaudited. “Q3 2022”, “Q3 2021”, “YTD 2022” and “YTD 2021” represent revenues as reportable under IFRS. YTD 2021 includes Legacy FCA from January 17, 2021, following the closure of the Merger; “YTD 2021 Pro Forma” is presented as if the Merger had occurred January 1, 2020 and include results of FCA for the period January 1 - 16, 2021. Refer to the section "Notes" for additional detail. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.

Refer to page 5 for an explanation of the items referenced on this page.

AMSTERDAM, November 3, 2022 - As global sales of Stellantis’ battery electric vehicles (BEVs) increased 41% y-o-y to 68k units, and sales of low emission vehicles rose 21k units y-o-y to 112k vehicles in Q3 2022, the Company continued to execute its bold electrification plans and progress towards achieving its Dare Forward 2030 strategic plan goals.

Offering best-in-class fully electrified vehicles: Jeep® brand announced its plan to become the global leader in SUV electrification, bringing four all-electric SUVs to North America and Europe by 2025, supporting Stellantis' carbon net zero ambition. The announcement came just weeks after Dodge took a giant step forward on the performance brand’s road to an electrified future, revealing the Dodge Charger Daytona SRT, a concept that reimagines what a BEV can be.

Executing on its plan to become the global leader in SUV electrification, the Jeep brand unveiled the all-new Jeep Avenger, the brand’s first-ever BEV, at the 2022 Paris Motor Show, with pre-booking for the 1st Edition beginning the same day.

To meet the growing demand for electrified vehicles, Stellantis announced a new agreement with joint venture partner Punch Powertrain to increase production of the future-generation electrified dual-clutch transmissions (eDCT) for Stellantis hybrid and plug-in hybrid electric vehicles. The eDCTs, which will be built at Stellantis’ Mirafiori Complex in Turin, Italy, will complement the existing capacity in Metz, France.

Investing in a Circular Economy: The Mirafiori Complex will also be home to Stellantis' first Circular Economy Hub, starting with three activities for the sustainable use of vehicles and parts: vehicle reconditioning, vehicle dismantling, and parts remanufacturing. The Hub will open in 2023.

Building the roadmap for the future of mobility: Stellantis revealed that it has built one of the biggest and widest collaborative ecosystems in the world, with more than 160 co-funded projects and over 1,000 different partners worldwide. The projects align with Stellantis’ strategic technical domains, which include autonomous driving, connectivity, manufacturing, electrification technologies and advanced propulsion.

Segments (all market share and ranking references are for Q3 2022): North America: Market share of 10.8%, down 20 bps y-o-y, with U.S. share down 70 bps to 11.1%. Enlarged Europe: EU30 market share of 19.2%, down 90 bps y-o-y. South America: Market leader with 22.6% share, down 150 bps y-o-y. Commercial Vehicles market leader in South America and EU30, with 30.8% and 29.2% share, respectively.

Maserati: The all-new Grecale, which launched in June 2022, continues to attract a whole new audience. In 2023, one of the brand's icons returns: the all-new GranTurismo with Nettuno engine and the GranTurismo Folgore, the first BEV in the brand’s history. Maserati will follow up with the all-new Grecale Folgore in mid-2023 and the all-new GranCabrio, available in internal combustion engine and Folgore models.

Upcoming Event: January 5: Ram Revolution electrification and technology event at CES 2023 in Las Vegas

On November 3, 2022 at 1:00 p.m. CET / 8:00 a.m. EDT, a live audio webcast and conference call will be held to present Stellantis' Third Quarter 2022 Shipments and Revenues. The audio webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website at www.stellantis.com. The presentation material is expected to be posted under the Investors section of the Stellantis corporate website at approximately 8:00 a.m. CET / 3:00 a.m. EDT on November 3, 2022.

About Stellantis
Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com
Contacts: communications@stellantis.com or investor.relations@stellantis.com
Refer to page 5 for an explanation of the items referenced on this page and market and industry information

SEGMENT PERFORMANCE

NORTH AMERICA
	Q3 2022	Q3 2021	vs. Q3 2021
•Shipments up 12%, primarily due to higher volumes of Dodge Durango, Jeep Compass and Cherokee, all-new Wagoneer and Ram 1500, partially offset by lower Jeep Grand Cherokee volumes due to discontinuation of prior generation (WK) in Q1 2022
•Net revenues up 36%, primarily due to higher volumes, strong net pricing, favorable vehicle mix and positive FX translation effects
				YTD 2022	YTD 2021 Pro Forma(2)
Shipments (000s)	441	394	+47	1,400	1,267
Net revenues (€ million)	21,071	15,532	+5,539	63,514	47,979

ENLARGED EUROPE
	Q3 2022	Q3 2021	vs. Q3 2021
•Shipments up 14%, mainly due to higher volumes of Fiat 500 and Panda, Peugeot 208 and 308 and Citroën C3, as well as increased demand for BEVs, particularly Fiat New 500 and Opel Mokka-e
•Net revenues up 16%, mainly due to increased volumes, positive net pricing and favorable vehicle mix, primarily driven by new models and increased BEVs
				YTD 2022	YTD 2021 Pro Forma(2)
Shipments (000s)	538	470	+68	1,900	2,134
Net revenues (€ million)	13,486	11,622	+1,864	44,805	43,662

MIDDLE EAST & AFRICA
	Q3 2022	Q3 2021	vs. Q3 2021
•Consolidated shipments up 6%, primarily due to increased volumes of Opel Mokka, Peugeot Rifter and Fiat Ducato, partially offset by lower volumes of Peugeot 3008, as well as Jeep Wrangler and Grand Cherokee due to logistics challenges
•Net revenues up 27%, primarily due to favorable net pricing, including pricing actions for Turkish lira devaluation, partially offset by negative FX translation effects, mainly from Turkish lira
				YTD 2022	YTD 2021 Pro Forma(2)
Combined shipments (000s)	87	73	+14	286	273
Consolidated shipments (000s)	52	49	+3	190	187
Net revenues (€ million)	1,324	1,045	+279	4,363	3,592

SOUTH AMERICA
	Q3 2022	Q3 2021	vs. Q3 2021
•Shipments up 15%, with higher volumes of all-new Fiat Pulse, Jeep Commander and Citroën C3, as well as Fiat Strada, partially offset by reduced volumes of Fiat Toro and Jeep Renegade
•Net revenues up 56%, mainly due to increased volumes, favorable net pricing and vehicle mix, as well as positive FX translation effects, primarily for Brazilian real
				YTD 2022	YTD 2021 Pro Forma(2)
Shipments (000s)	213	185	+28	616	609
Net revenues (€ million)	3,965	2,546	+1,419	11,198	7,482

CHINA AND INDIA & ASIA PACIFIC
	Q3 2022	Q3 2021	vs. Q3 2021
•Consolidated shipments up 11%, due to recent launches of all-new Citroën C3 and Jeep Meridian, along with increased volumes of Peugeot 2008 and 3008 and Ram 1500, partially offset by lower Jeep Compass and Renegade volumes
•Net revenues up 20%, mainly due to higher volumes, improved net pricing, favorable vehicle and market mix, as well as positive FX translation effects
				YTD 2022	YTD 2021 Pro Forma(2)
Combined shipments (000s)	48	48	—	148	150
Consolidated shipments (000s)	30	27	+3	92	88
Net revenues (€ million)	1,138	949	+189	3,290	2,832

MASERATI
	Q3 2022	Q3 2021	vs. Q3 2021
•Shipments up 14%, primarily due to launch of all-new Grecale in late June ’22 and higher volumes of MC20, partially offset by reduced Levante and Ghibli volumes, particularly in China and India & Asia Pacific
•Net revenues up 23%, primarily due to increased volumes, improved net pricing and favorable FX translation effects, partially offset by higher mix of all-new Grecale
				YTD 2022	YTD 2021 Pro Forma(2)
Shipments (000s)	6.6	5.8	+0.8	16.8	16.6
Net revenues (€ million)	630	514	+116	1,571	1,399
Refer to page 5 for an explanation of the items referenced on this page

Reconciliations
Net revenues from external customers to Net revenues and Net revenues from external customers to Pro Forma Net revenues

Results from continuing operations
Q3 2022	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		21,070	13,467	1,324	3,978	1,136	631	495	42,101
Net revenues from transactions with other segments		1	19	—	(13)	2	(1)	(8)	—
Net revenues		21,071	13,486	1,324	3,965	1,138	630	487	42,101
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(*) Other activities, unallocated items and eliminations

Results from continuing operations
Q3 2021	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		15,532	11,600	1,045	2,541	944	514	375	32,551
Net revenues from transactions with other segments		—	22	—	5	5	—	(32)	—
Net revenues		15,532	11,622	1,045	2,546	949	514	343	32,551
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(*) Other activities, unallocated items and eliminations

Results from continuing operations
YTD 2022	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		63,512	44,742	4,363	11,211	3,286	1,574	1,412	130,100
Net revenues from transactions with other segments		2	63	—	(13)	4	(3)	(53)	—
Net revenues		63,514	44,805	4,363	11,198	3,290	1,571	1,359	130,100
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(*) Other activities, unallocated items and eliminations

Results from continuing operations
YTD 2021 Pro Forma	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers(A)		45,952	43,104	3,556	7,283	2,766	1,377	1,123	105,161
Add: FCA Net revenues from external customers, January 1 - 16, 2021(B)		2,015	335	36	189	51	18	60	2,704
Add: Pro Forma adjustments(C)		3	(7)	—	—	—	—	—	(4)
Pro Forma Net revenues from external customers, January 1 – September 30, 2021		47,970	43,432	3,592	7,472	2,817	1,395	1,183	107,861
Net revenues from transactions with other segments		9	230	—	10	15	4	(268)	—
Pro Forma Net revenues(D)		47,979	43,662	3,592	7,482	2,832	1,399	915	107,861
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(*) Other activities, unallocated items and eliminations
(A) PSA was identified as the accounting acquirer in the Merger, which was accounted for as a reverse acquisition, under IFRS 3 – Business Combinations, and, as such, it contributed to the results of the Company beginning January 1, 2021. FCA was consolidated into Stellantis effective January 17, 2021, the day after the Merger became effective
(B) FCA consolidated Net revenues, January 1 - January 16, 2021, excluding intercompany transactions
(C) Reclassifications made to present FCA’s Net revenues January 1 - January 16, 2021 consistently with that of PSA
(D) Pro Forma Stellantis consolidated Net revenues, January 1 - September 30, 2021
Refer to page 5 for an explanation of the items referenced on this page

NOTES

(1) Combined shipments include shipments by the Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by the Company's consolidated subsidiaries.
(2) Completed merger of Peugeot S.A. (“PSA”) with and into Fiat Chrysler Automobiles N.V. (“FCA”) on January 16, 2021 (“Merger”). On January 17, 2021, combined company was renamed Stellantis N.V. (“Stellantis” or “Company”). PSA was determined to be the acquirer for accounting purposes, therefore, the historical financial statements of Stellantis represent the continuing operations of PSA, which also reflect the loss of control and the classification of Faurecia S.E. ("Faurecia") as a discontinued operation as of January 1, 2021 with the restatement of comparative periods. Acquisition date of business combination was January 17, 2021, therefore, results of FCA for the period January 1 - 16, 2021 are excluded from YTD 2021 results unless otherwise stated. YTD 2021 Pro Forma results are presented as if the Merger had occurred on January 1, 2020 and include results of FCA for the period January 1 – 16, 2021.
(3) Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income), Tax expense/(benefit) and Share of the profit/(loss) of equity method investees.
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand; and convergence and integration costs directly related to significant acquisitions or mergers.
(4) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: net intercompany payments between continuing operations and discontinued operations; proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control.
(5) Source: China State Information Center (SIC), S&P Global, Ward's Automotive and Company estimates.
Rankings, market share and other industry information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Unione Nazionale Rappresentanti Veicoli Esteri (UNRAE), Ward’s Automotive) and internal information.

For purposes of this document, and unless otherwise stated, rankings, market share and other industry information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:
•Middle East & Africa exclude Iran, Sudan and Syria;
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia);
•China represents PC only; and
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information.
Prior period figures have been updated to reflect current information provided by third-party industry sources.
Rankings, market share and other industry information relating to YTD 2021 includes FCA for the period January 1 - 16, 2021.

Commercial Vehicles market share refers to light commercial vehicles.

EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.

Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV) and fuel cell electric (FCEV).
All Stellantis reported BEV and LEV sales include Citroën Ami and Opel Rocks-e; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2022 Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the continued impact of unfilled semiconductor orders; the Company’s ability to realize the anticipated benefits of the merger; the continued impact of the COVID-19 pandemic; the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the Company’s ability to access funding to execute its business plans; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.